Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 001-39142

MATT EHRLICHMAN:

The idea of home has purpose and is important. Home means security, family, belonging, and happiness. It’s the center of our lives where memories are made. And for many of us, home ownership creates a deep sense of pride and purpose in our lives. At Porch, we want everyone to love their homes. But the reality is that homes can also be full of stress and complexity.  Moving and maintaining your home is incredibly difficult. Hi, I’m Matt Ehrlichman. I'm the founder and CEO of Porch. At Porch, we’re making the home simple, from moving to maintaining and everything in between. Our strategy at Porch is unique in the home services industry. We provide software and services to home service companies such as home inspectors, moving companies, and more. These companies then pay for our software in part by providing access and introductions to their homebuyers. We help these consumers with the key services they need for their new home, such as insurance, moving, TV/internet, and other projects once they have moved in, driving demand back to the companies we partner with. After leaving my last company, I was out looking for the next chapter in my career and in my life and I happened to be at that very moment in time, starting the process of building a home. And as we started this project, building, maintaining, the moving, the entire process was far more difficult than it needs to be. And that's when I really got inspired to be able to go and focus on solving this one problem which is to make the home, the largest asset in our lives, simpler. Since 2013, it's been the mission of us at Porch to make moving and maintaining easy. And so that's what we've done. At Porch, it's been about improving and simplifying that experience through innovation, through technology, and a willingness to achieve and solve the problem differently. We originally launched Porch.com as a home services marketplace to help get home projects done by connecting homeowners with great contractors and service providers for dozens of different types of home projects. Over time, we discovered that simplifying the home was about a lot more than just getting projects done. Through that experience, we learned two key things that have really driven our strategy through today. Namely, one, that the most important and valuable home services are purchased during a move, and two, in order to build a truly great company, we wanted to build unique access and relationships not only with homeowners, but also home service companies. We didn’t want to be dependent on classic direct-to-consumer marketing. And so, Porch has expanded to become a vertical software company. We provide leading software and services to home service companies and in turn deliver services and solutions to their consumers to help with the full homeownership lifecycle. Porch has expanded our business of providing home services companies with ERP and CRM software and services to help manage their business and provide a better experience to their customers. By offering software to these companies, Porch could develop long term relationships, get introduced to homeowners early in the process of their move, and assist these homeowners with critical services such as insurance. From the beginning, we've been a values-led company. And we do that by making sure we hire great people aligned with those values. Today, Porch has over 900 team members and is growing fast.

DENA SINGLETON:

Our five values are how we make Porch a great place to work for all of our employees. We start with no jerks/no egos. What this means is everyone can bring their whole self to work and feel like their voice will be heard. We also talk about being ambitious. And I like to pair be ambitious with solve each problem. And that's because we ask our employees to move mountains. And the only way to move a mountain is one step at a time. And our employees have really figured out how they dig into tough problems and really make a difference. Then we think about caring deeply which is especially important in these times. Our employees are now working at home. And they're working at home doing great things on behalf of Porch at the same time that they're raising their children or thinking about other major concerns that are happening in the world. So what we've asked of our ourselves and of each other, is that they think about caring deeply not just how we approach our customers and how we approach the businesses that we work with, but also in how we approach each other. And so, caring deeply truly is one of the things that makes a difference for being here at Porch. And finally, together we win. Together we win is one of our critical values because what it means is that our employees grow as Porch grows. So, we've designed our compensation practices, our promotion and our development practices to make sure that as the world of Porch expands, and we have more opportunities, our employees will also have more opportunities. So, with these five values together, we know that Porch will always be an awesome place to work. Our culture is the embodiment of our values and our team lives by these values each and every day. It is what makes the difference here at Porch. It's what allows our employees to come to work, be their very best selves, and allows Porch to make sure we're always a step ahead of the competition.

TOMS LEE:

My journey to Porch is interesting. I was interviewing with our VP of Sales at the time and he had asked about what experience I had and I was just coming out of college. I had never even picked up the phone to call or do a cold call. I know to this day that the reason why the VP of Sales gave me an opportunity to join the team is because he found that my character and who I was aligned with the company's core values. And I just remember to this day, just him saying, there's a lot of things that you can teach an individual, but you can't teach character. And the thing that drives me the most is knowing that my life is making a positive impact to the lives that are around me.

DENA SINGLETON:

Our people and our culture are at the core of who we are. We're a diverse team united in our drive to improve people's lives through innovation and technology.

MATT EHRLICHMAN:

When I founded Porch, I wanted to build a truly great, and enduring company. We believe that Porch is uniquely positioned to continue to lead and innovate in the home services industry long into the future.

MATTHEW NEAGLE:

Porch has a really unique flywheel that has driven significant differentiation and growth for our business.

NICOLE PELLEY:

We Provide valuable software and services to companies.

MATTHEW NEAGLE:

These companies provide access and introductions to their consumers. And we deliver key services to those consumers. Let’s take a look at each of these core pillars driving our strategy.

NICOLE PELLEY:

As well as the products and services that we offer to our customers.

MATTHEW NEAGLE:

We utilize our vertical software and services to develop long term, sustainable relationships with home inspectors, moving companies, and a range of other home services companies. If you go to Porch.com, you wouldn’t realize we are by far the largest provider of software to home inspectors. Across all our verticals, we currently have about 11,000 companies using our software under a variety of brands, including ISN in the inspection industry and HireAHelper in the moving industry. While companies have the ability to pay us with traditional SaaS fees, they can alternatively provide us introductions to their customers and use our software for free.

NICOLE PELLEY:

Companies choose to partner with us because we provide: the leading ERP and CRM software that helps them run every aspect of their business, an improved experience for their customers by making the move easier through our Moving Concierge, and growth back to their business by driving demand back to these companies. Looking at our largest segment, the home inspection industry, we see the strength of this value prop validated in the metrics.  We’re proud to have a 73 NPS and see our inspectors grow their use of our software and their business year over year.

MATTHEW NEAGLE:

This value prop has unlocked strong unit economics where we currently realize a 30x LTV to CAC. 26% of all U.S. home inspections are managed through our software. Because of this, we are positioned to scale quickly. We typically engage with these consumers early, about six weeks before their move, which positions us to help those consumers with key and valuable services they will need during their moves.

NICOLE PELLEY:

Assisting with these services generates revenue for Porch, with service providers paying Porch for new customers.

MATTHEW NEAGLE:

Porch generates a majority of its revenues via this B2B2C transaction model, assisting consumers with moving, insurance, security, TV, internet, and more. Ongoing once somebody has moved into their home, we will help with contractor services to get projects done.

NICOLE PELLEY:

We go deep in select services where we want to fully control the user experience to offer a better service and capture more of the revenue opportunity. For example, we're a nationwide insurance agency, operating under the Elite Insurance Group brand, where we help consumers with home, auto, umbrella, and flood insurance. We offer a full set of moving services for consumers from labor only to full service moving. Service providers such as insurance carriers or TV and internet providers pay Porch for new customers. They like working with us because we bring high intent and high value customers, early access to homebuyers during their move, and superior close rates within their target customer acquisition cost, or CAC.

MATTHEW NEAGLE:

As we look ahead, we believe we are positioned to be able to build a very large company in the home services industry. Not only will we grow organically, but inorganically as we acquire the right companies that fit our strategy and values. We have a robust M&A pipeline already in place and are excited about becoming a well-capitalized public company to pursue this part of our strategy. In the past, we acquired ISN to go deeper into inspection software. And we have more than 5x’ed that business in just a few years. HireAHelper was our other key acquisition as we went deeper into providing software and services to moving companies. And we have doubled the size of that business in 18 months.

MIKE GLANZ:

HireAHelper is the platform for moving companies across the country. We assist customers with all types of moves from labor-only to full service to long distance and interstate moves. We're able to offer customers a moving solution that fits their needs and their budget. HireAHelper has an amazing reputation for customer service in the moving industry. That reputation has given us access to partnership with companies like PODS, 1-800-PACK-RAT, and Budget Truck Rental. Those partnerships give us access to more customers that we're able to delight via our network of service providers that live on our SaaS platform. Joining Porch has been transformational to HireAHelper. We've been able to build partnerships with some of the nation's leading brands and ultimately increase the unit economics that are so important to the profitability of our business. With Porch, we've been able to develop new products, streamline our operations, and grow profitability faster than we ever have before.

MATTHEW NEAGLE:

We're thrilled to have HireAHelper on board with us. We see huge growth opportunities for them in the moving space and we're excited about applying the same approach to other home services verticals.

MARTY HEIMBIGNER:

There’s a massive opportunity in front of us. A $220 billion total addressable market in the U.S. with just the offerings we have today. And we believe this addressable opportunity will continue to expand. For example, in the future, we expect to grow from the nationwide insurance brokerage we are today to a Managed General Agency and as we do so, that will double the addressable opportunity for insurance. We expect to expand our software and services platform into other home services verticals and help more types of companies grow, while expanding our total addressable market. Porch is a high-growth, high-margin business. We expect 2020 revenue to be $73 million, generating a 78% gross margin. Our three-year compound annual growth rate is around 50% and we anticipate $120 million in revenue in 2021. On a contribution margin basis, which takes gross profit less all variable expenses, including marketing and sales, we expect to generate $26 million in 2020. We’ve seen strong leverage here, as we’ve been able to lower our variable sales and call center expenses as we’ve scaled revenue. A year ago, the business targeted getting to EBITDA positive in the second half of 2020 and we tipped over this threshold in June. We’re now running at EBITDA profitability for the 2nd half of 2020, setting us up well for our 2021 goal of $7 million in adjusted EBITDA. Looking forward over a number of years, we expect to track a consistent 30-35% annual growth and move toward long-term 25% EBITDA margins. Breaking down 2021 revenues, 11% of revenues come from companies paying us traditional SaaS fees for our software. Ideally, in the future, we will continue to see this percentage decrease as we work to shift companies from paying SaaS fees to paying with customer access given the sixfold increase in value we realize when they do so. The core of our remaining revenue comes from companies paying us with access to their homebuyers where we then generate consistent and reoccurring B2B2C transaction revenues as we help these consumers complete services and get paid from service providers for generating new customers. Roughly two thirds of our revenue comes from B2B2C move-related service transactions, which include insurance, moving, TV and Internet connections, and security systems. Approximately 23% comes from helping consumers with home projects after they’ve moved into a home. Porch is a very unique company: we have fast growth and high gross margins, we’re already EBITDA profitable, and we have strong competitive moats, a massive total addressable market, and a strong and experienced team. We possess both organic and M&A growth levers, and we’re excited to deliver consistently strong results for our shareholders.

MATT EHRLICHMAN:

Our current focus is to scale our current platform deeper into our existing vertical markets such as home inspection, moving, and more while also expanding into other adjacent verticals organically and through M&A. This way, we will continue to build on our unique and early access to US Homebuyers, and disrupt insurance, moving, and home services. We’ll continue to aggressively go after the massive available market in front of us to make almost everything about moving and maintaining a home simpler for homeowners. We’ll deeply partner with home service companies to help them grow and succeed. We're Porch, the vertical software company for the home. Just wait until you see where we go next.

ADDITIONAL INFORMATION

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving PropTech Acquisition Corporation (“PTAC”) and Porch.com, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of PTAC for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, PTAC filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) on October [13], 2020, which includes a preliminary and a definitive proxy statement / prospectus / written consent solicitation to be distributed to PTAC stockholders in connection with PTAC’s solicitation for proxies for the vote by PTAC’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, PTAC will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of PTAC are advised to read the preliminary proxy statement / prospectus / written consent solicitation, and any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with PTAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: PropTech Acquisition Corporation, 3485 N. Pines Way, Suite 110, Wilson, WY 83014.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN THE SOLICITATION

PTAC and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PTAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PTAC’s stockholders in connection with the proposed business combination are set forth in PTAC’s registration statement / proxy statement filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PTAC’s directors and officers in PTAC’s filings with the SEC, including PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and the Registration Statement filed with the SEC by PTAC on October [13], 2020, which includes the proxy statement / prospectus / written consent solicitation of PTAC for the proposed transaction.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding PTAC’s or the Company’s industry, future events, the proposed transaction between PTAC and the Company, the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding PTAC’s and the Company’s businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which PTAC and the Company operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which PTAC operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of PTAC’s or the Company’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (including uncertainties related to the impact of COVID-19 on the combined company’s business, operations and employees) that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of PTAC is not obtained; failure to realize the anticipated benefits of the proposed transaction, including as a result of a delay in consummating the proposed transaction or a delay or difficulty in integrating the businesses of PTAC and the Company; uncertainty as to the long-term value of PTAC’s common stock; those discussed in the PTAC’s Annual Report on Form 10-K for the year ended December 31, 2019 under the heading “Risk Factors”, as updated from time to time by PTAC’s Quarterly Reports on Form 10-Q and other documents of PTAC on file with the SEC or in the proxy statement / prospectus / written consent solicitation filed with the SEC by PTAC. There may be additional risks that PTAC presently does not know or that PTAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide expectations, plans or forecasts of future events and views as of the date of this communication. PTAC and the Company anticipate that subsequent events and developments will cause these assessments to change. However, while PTAC and the Company may elect to update these forward-looking statements at some point in the future, PTAC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PTAC’s or the Company’s assessments as of any date subsequent to the date of this communication.